================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of _October, 2005

                          GRUPO IUSACELL, S.A. de C.V.

                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.


                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

================================================================================

Documents Furnished By the Registrant
-------------------------------------

1. Press Release of the Registrant dated October 18, 2005

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        GRUPO IUSACELL, S.A. DE C.V.


Date: October 19, 2005                  /s/  Fernando Cabrera
                                        ---------------------------
                                        Name:  Fernando Cabrera
                                        Title: Attorney in fact

                                        /s/  Jose Luis Riera
                                        ---------------------------
                                        Name:  Jose Luis Riera
                                        Title: Attorney in fact

                   IUSACELL REPORTS THIRD QUARTER 2005 RESULTS

            - Revenue increases 27% to Ps $1,545 Million in el 3Q05 -

                   - EBITDA increases 39% a Ps $189 Million -

THIRD QUARTER RESULTS

     Mexico City, October 18, 2005 - Grupo Iusacell, S.A. de C.V. (BMV:CEL) presented its financial results for the third quarter of 2005, which show an increase of 27% in net revenues for the quarter, and a 25% increase for the first nine months of 2005.

     In the third quarter of 2005, operating income before depreciation and amortization increased 39% compared to third quarter of 2004, resulting in a 59% increase for the first nine months of 2005 as compared to the same period in 2004.

FINANCIAL HIGHLIGHTS:
---------------------

Million in Constant Pesos as of September 30, 2005.

                                                Change                               Change
                         3Q04        3Q05          %          9M 04       9M 05        %
                       --------    --------    --------     --------    --------    --------
Total Revenue             1,219       1,545          27%       3,457       4,313          25%
Total Cost                  718         889          24%       2,076       2,297          11%
Operating Expenses          365         467          28%         904       1,257          39%
EBITDA                      136         189          39%         476         759          59%
Net Loss                   (294)       (435)        (48)%     (1,648)       (835)         49%

REVENUES
--------

     Revenues in the quarter grew 27% to Ps. $1,545 million, compared to Ps. $1,219 million in the same period of 2004. For the first nine months of 2005, revenues increased 25% to Ps. $4,313 million compared to Ps. $3,457 million recorded in the same period last year. The increase is primarily due to growth in revenues from service revenue generated mainly by an increase in the subscriber base, as well as higher revenues from value added services. Grupo Iusacell closed the third quarter of 2005 with 1.72 million subscribers.

COSTS AND EXPENSES
------------------

     During the quarter, total costs increased 24% to Ps. $889 million, compared with Ps. $718 million recorded in the third quarter of 2004. Operating expenses increased by 28% to Ps. $467 million, in comparison with Ps. $365 million in the third quarter the prior year. When comparing cumulative figures for the first nine months of 2005 with the same period the prior year, the company showed an 11% increase in total costs to Ps. $2,297 million from Ps. $2,076 million, as well as a 39% increase in operating expenses to Ps. $1,257 million from Ps. $904 million.

     The increase in total costs is primarily due to the fees for PCS concessions awarded to us in 2005, interconnection expenses, value added services costs, and technical expenses.

     The increase in operating expenses during the quarter mainly reflects increases in advertising expenses related to the launch of new products, such as: Movil Office (Mobile Office) and BAM (broadband mobile), as well as an increase in administrative expenses owing to the creation of regional sales and customer care structures in line with company strategy to provide the best service to our clients.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION
-----------------------------------------------------

     Iusacell recorded a 39% increase in operating income before depreciation and amortization for the quarter, to Ps. $189 million compared to Ps. $136 million in the same period the preceding year. For the first nine months of 2005, Iusacell recorded a 59% increase, to Ps. $759 million compared to Ps. $476 million in the same period the prior year. This is due to the increase in revenues.

NET INCOME
----------

     Iusacell recorded a 48% increase in net loss, from Ps. $294 million for the third quarter of 2004 ti Ps. $435 million for the third quarter of 2005. This increase is due mainly to a decrease in foreign exchange and monetary position gains. However, for the first nine months of the year, the company had a 49% reduction in net loss, with Ps. $835 million in the first nine months of 2005 as compared to Ps. $1,648 million in the same period in 2004.

CAPEX
-----

     In the third quarter of 2005, the Company invested approximately US$17 million, primarily for expansion of coverage and capacity of Iusacell's 3-G network and EV-DO (Evolution Data Only) services.

RECENT EVENTS
-------------

ADRs TERMINATION PROGRAM

     On September 19, 2005, the Company announced that The Bank of New York
(BONY), as instructed by the Company, terminated the American Depositary Receipts (ADRs) program of the company and, as a result, the New York Stock Exchange (NYSE) suspended trading of its ADRs as of September 20. 2005.

     As previously explained, holders of ADRs have 60 days from September 20, 2005, to exchange their ADRs for shares traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores - BMV). After this 60-day period, BONY will be authorized to sell the shares corresponding to the ADRs that have not been exchanged and to make the funds received available to holders.

DEBT RESTRUCTURING

     The Company continues negotiations with several creditors, seeking to reach an overall restructuring agreement as soon as possible.

ABOUT IUSACELL

     Grupo Iusacell, S.A. de C.V. (Iusacell, BMV: CEL) is a wireless cellular and PCS service provider in Mexico with a national footprint. Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate.

LEGAL DISCLAIMER

     Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. A discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

     Attached are the Consolidated Income Statements of each of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. for the three-month and nine-month periods ended September 30, 2005, and the Consolidated Balance Sheet of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. at September 30, 2005.

                                    CONTACTS:
                                    ---------

     Jose Luis Riera K.                               J. Victor Ferrer V.
  Chief Financial Officer                              Finance Manager
Grupo Iusacell S.A. de C.V.                       Grupo Iusacell S.A. de C.V.
  Tel. +52 (55) 5109-5927                           Tel. +52 (55) 5109-5273
                                                    vferrer@iusacell.com.mx

                    GRUPO IUSACELL, S.A. DE C.V. CONSOLIDATED
             FIGURES IN MILLION OF CONSTANT SEPTEMBER 30, 2005 PESOS

                                                    3Q04                      3Q05                   CHANGE
                                           ---------------------     ---------------------    --------------------
INCOME STATEMENT
Revenue                                         106%       1,295          106%       1,633         337          26%
Commissions                                      (6)%        (77)          (6)%        (88)        (11)        (15)%
                                           --------     --------     --------     --------
Net Revenue                                     100%       1,219          100%       1,545         326          27%
                                           --------     --------     --------     --------
Cost of services                                 46%         556           46%         713         157          28%
Handsets subsidy                                 13%         162           11%         175          14           8%
                                           --------     --------     --------     --------
Total Cost                                       59%         718           58%         889         171          24%
                                           --------     --------     --------     --------
Gross Profit                                     41%         500           42%         656         156          31%
                                           --------     --------     --------     --------
Operating expenses                               30%         365           30%         467         102          28%
Depreciation and amortization                    41%         501           24%         372        (129)        (26)%
                                           --------     --------     --------     --------
Total Expenses                                   71%         866           54%         839         (27)         (3)%
                                           --------     --------     --------     --------
Operating Loss                                  (30)%       (365)         (12)%       (183)        182          50%
                                           --------     --------     --------     --------
EBITDA                                           11%         136           12%         189          53          39%
                                           --------     --------     --------     --------
(Profit) loss from fixed assets sales             4%          46           (1)%        (19)        (64)       (141)%

Integral Financing Cost
   Interest expense, net                        (23)%       (285)         (18)%       (276)          9           3%
   Foreign exchange loss (gain)                  13%         157           (1)%        (17)       (174)       (111)%
   Gain from monetary position                   14%         165            5%          76         (89)        (54)%
                                           --------     --------     --------     --------
                                                  3%          36          (14)%       (217)       (253)       n.m.
                                           --------     --------     --------     --------
Loss Before Taxes                               (23)%       (284)         (27)%       (419)       (135)        (48)%
                                           --------     --------     --------     --------
Taxes                                            (5)%        (57)          (1)%        (14)         43          76%
Equity participation in net loss
(income) of subsidiaries                         (0)%         (0)           0%           -           0        n.a.
Extraordinary item                                4%          47            0%           -         (47)       n.a.
Minority interest                                 0%           0           (0)%         (3)         (3)       n.m.
                                           --------     --------     --------     --------    --------    --------
Net Loss                                        (24)%       (294)         (28)%       (435)       (141)        (48)%
                                           ========     ========     ========     ========    ========    ========

                    GRUPO IUSACELL, S.A. DE C.V. CONSOLIDATED
             FIGURES IN MILLION OF CONSTANT SEPTEMBER 30, 2005 PESOS

                                                    9M04                      9M05                   CHANGE
                                           ---------------------     ---------------------    --------------------
INCOME STATEMENT
Revenue                                         107%       3,695          107%       4,601         906          25%
Commissions                                      (7)%       (238)          (7)%       (288)        (49)        (21)%
                                           --------     --------     --------     --------
Net Revenue                                     100%       3,457          100%       4,313         857          25%
                                           --------     --------     --------     --------
Cost of services                                 43%       1,483           44%       1,906         423          29%
Handsets subsidy                                 17%         593            9%         392        (202)        (34)%
                                           --------     --------     --------     --------
Total Cost                                       60%       2,076           53%       2,297         221          11%
                                           --------     --------     --------     --------
Gross Profit                                     40%       1,380           47%       2,016         635          46%
                                           --------     --------     --------     --------
Operating expenses                               26%         904           29%       1,257         353          39%
Depreciation and amortization                    44%       1,528           27%       1,148        (380)        (25)%
                                           --------     --------     --------     --------
Total Expenses                                   70%       2,432           56%       2,405         (27)         (1)%
                                           --------     --------     --------     --------
Operating Loss                                  (30)%     (1,051)          (9)%       (389)        663          63%
                                           --------     --------     --------     --------
EBITDA                                           14%         476           18%         759         283          59%
                                           --------     --------     --------     --------
(Profit) loss from fixed assets sales             4%         149           (1)%        (42)       (191)       (128)%
Integral Financing Cost
   Interest expense, net                        (23)%       (804)         (19)%       (820)        (15)         (2)%
   Foreign exchange loss (gain)                  (5)%       (163)           9%         379         542        n.m.
   Gain from monetary position                   10%         346            3%         111        (234)        (68)%
                                           --------     --------     --------     --------
                                                (18)%       (621)          (8)%       (330)        292          47%
                                           --------     --------     --------     --------
Loss Before Taxes                               (44)%     (1,524)         (18)%       (760)        764          50%
                                           --------     --------     --------     --------
Taxes                                            (5)%       (173)          (2)%        (71)        102          51%
Equity participation in net loss
(income) of subsidiaries                         (0)%         (0)           0%           -           0        n.a.
Extraordinary item                                1%          47            0%           -         (47)       n.a.
Minority interest                                 0%           2           (0)%         (4)         (6)       n.m.
                                           --------     --------     --------     --------    --------    --------
Net Loss                                        (48)%     (1,648)         (19)%       (835)        813          49%
                                           ========     ========     ========     ========    ========    ========

                    GRUPO IUSACELL, S.A. DE C.V. CONSOLIDATED
             FIGURES IN MILLION OF CONSTANT SEPTEMBER 30, 2005 PESOS

                                                    9M04                      9M05                   CHANGE
                                           ---------------------     ---------------------    --------------------
Cash and marketable securities                    2            0%          13            0%         11        n.m.
Accounts receivable, net                        475            4%         375            4%       (100)        (21)%
Related parties                                 101            1%           -            0%       (101)       (100)%
Recoverable taxes and other                     184            2%         775            7%        591         321%
Inventories                                     291            3%          14            0%       (277)        (95)%
                                           --------     --------     --------     --------
TOTAL CURRENT ASSETS                          1,054            9%       1,177           11%        123          12%
Property and equipment, net                   7,253           64%       6,395           61%       (858)        (12)%
Excess of cost of investments in              1,880           17%       1,820           17%        (60)         (3)%
Other assets                                  1,109           10%       1,049           10%        (60)         (5)%
                                           --------     --------     --------     --------
TOTAL ASSETS                                 11,296          100%      10,441          100%       (855)         (8)%
                                           --------     --------     --------     --------
Accrued liabilities                           2,282           20%       3,258           31%        977          43%
Related parties                                  53            0%         207            2%        154         289%
Accounts payable                                409            4%         439            4%         29           7%
Short-term debt                               9,298           82%       8,541           82%       (757)         (8)%
                                           --------     --------     --------     --------
Total Current Liabilities                    12,042          107%      12,445          119%        403           3%
Noncurrent liabilities                           51            0%           1            0%        (50)        (98)%
                                           --------     --------     --------     --------
TOTAL LIABILITIES                            12,093          107%      12,446          119%        353           3%
                                           --------     --------     --------     --------
Minority interest                               (65)          (1)%        (77)          (1)%       (11)         17%
TOTAL SHAREHOLDERS' EQUITY                     (732)          (6)%     (1,929)         (18)%    (1,196)       n.m.
                                           --------     --------     --------     --------
TOTAL LIABILITIES AND
SHAREHOLDERS'S EQUITY                        11,296          100%      10,441          100%       (855)         (8)%
                                           --------     --------     --------     --------

                       GRUPO IUSACELL CELULAR CONSOLIDATED
             FIGURES IN MILLION OF CONSTANT SEPTEMBER 30, 2005 PESOS

                                                    3Q04                      3Q05                   CHANGE
                                           ---------------------     ---------------------    --------------------
INCOME STATEMENT
Revenue                                         106%       1,334          106%       1,668         333          25%
Commissions                                      (6)%        (77)          (6)%        (88)        (11)        (15)%
                                           --------     --------     --------     --------
Net Revenue                                     100%       1,258          100%       1,580         322          26%
                                           --------     --------     --------     --------
Cost of services                                 46%         576           46%         729         153          27%
Handsets subsidy                                 13%         162           11%         175          14           8%
                                           --------     --------     --------     --------
Total Cost                                       59%         738           57%         905         166          23%
                                           --------     --------     --------     --------
Gross Profit                                     41%         519           43%         675         156          30%
                                           --------     --------     --------     --------
Operating expenses                               28%         358           29%         457          99          28%
Depreciation and amortization                    37%         460           21%         335        (125)        (27)%
                                           --------     --------     --------     --------
Total Expenses                                   65%         818           50%         792         (26)         (3)%
                                           --------     --------     --------     --------
Operating Loss                                  (24)%       (299)          (7)%       (117)        182          61%
                                           --------     --------     --------     --------
EBITDA                                           13%         162           14%         218          57          35%
                                           --------     --------     --------     --------
(Profit) loss from fixed assets sales             3%          41           (1)%        (11)        (52)       (126)%
Integral Financing Cost
   Interest expense, net                        (10)%       (126)          (8)%       (132)         (6)         (5)%
   Foreign exchange loss (gain)                   6%          79           (1)%        (11)        (90)       (114)%
   Gain from monetary position                    6%          78            1%          13         (65)        (83)%
                                           --------     --------     --------     --------
                                                  2%          31           (8)%       (130)       (161)       n.m.
                                           --------     --------     --------     --------
Loss Before Taxes                               (18)%       (226)         (16)%       (258)        (32)        (14)%
                                           --------     --------     --------     --------
Taxes                                            (4)%        (51)          (1)%        (14)         38          73%
Equity participation in net loss
(income) of subsidiaries                         (0)%         (0)           0%           -           0        n.a.
Extraordinary item                                0%           -            0%           -           -        n.a.
Minority interest                                 0%           0           (0)%         (3)         (3)       n.m.
                                           --------     --------     --------     --------    --------    --------
Net Loss                                        (22)%       (277)         (17)%       (274)          3           1%
                                           ========     ========     ========     ========    ========    ========

                       GRUPO IUSACELL CELULAR CONSOLIDATED
             FIGURES IN MILLION OF CONSTANT SEPTEMBER 30, 2005 PESOS

                                                    9M04                      9M05                   CHANGE
                                           ---------------------     ---------------------    --------------------
ACUMULATED INCOME STATEMENT
Revenue                                         107%       3,793          106%       4,719         926           24%
Commissions                                      (7)%       (238)          (6)%       (288)        (49)         (21)%
                                           --------     --------     --------     --------
Net Revenue                                     100%       3,555          100%       4,432         877           25%
                                           --------     --------     --------     --------
Cost of services                                 44%       1,547           47%       2,071         524           34%
Handsets subsidy                                 17%         593            9%         392        (202)         (34)%
                                           --------     --------     --------     --------
Total Cost                                       60%       2,140           56%       2,463         323           15%
                                           --------     --------     --------     --------
Gross Profit                                     40%       1,415           44%       1,969         555           39%
                                           --------     --------     --------     --------
Operating expenses                               25%         885           28%       1,234         349           39%
Depreciation and amortization                    40%       1,406           23%       1,037        (369)         (26)%
                                           --------     --------     --------     --------
Total Expenses                                   64%       2,292           51%       2,271         (20)          (1)%
                                           --------     --------     --------     --------
Operating Loss                                  (25)%       (877)          (7)%       (302)        575           66%
                                           --------     --------     --------     --------
EBITDA                                           15%         529           17%         735         206           39%
                                           --------     --------     --------     --------
(Profit) loss from fixed assets sales             3%         117           (1)%        (34)       (151)        (129)%
Integral Financing Cost
   Interest expense, net                         (9)%       (318)          (8)%       (364)        (46)         (15)%
   Foreign exchange loss (gain)                  (2)%        (87)           4%         183         270         n.m.
   Gain from monetary position                    5%         165            1%          34        (131)         (80)%
                                           --------     --------     --------     --------
                                                 (7)%       (240)          (3)%       (147)         93           39%
                                           --------     --------     --------     --------
Loss Before Taxes                               (28)%     (1,000)         (11)%       (483)        517           52%
                                           --------     --------     --------     --------
Taxes                                            (4)%       (156)          (2)%        (70)         86           57%
Equity participation in net loss
(income) of subsidiaries                         (0)%         (0)           0%           -           0         n.a.
Extraordinary item                                0%           -            0%           -           -         n.a.
Minority interest                                 0%           2           (0)%         (4)         (6)        n.m.
                                           --------     --------     --------     --------    --------     --------
Net Loss                                        (32)%     (1,154)         (13)%       (557)        596           52%
                                           ========     ========     ========     ========    ========     ========

                       GRUPO IUSACELL CELULAR CONSOLIDATED
             FIGURES IN MILLION OF CONSTANT SEPTEMBER 30, 2005 PESOS

                                                    9M04                      9M05                   CHANGE
                                           ---------------------     ---------------------    --------------------
Cash and marketable securities                    2            0%           2            0%         (0)        n.m.
Accounts receivable, net                        482            5%         375            4%       (107)         (22)%
Related parties                                 331            3%         267            3%        (65)         (19)%
Recoverable taxes and other                     130            1%         726            8%        596          459%
Inventories                                     291            3%          14            0%       (277)         (95)%
                                           --------     --------     --------     --------
TOTAL CURRENT ASSETS                          1,236           12%       1,383           15%        147           12%
Property and equipment, net                   6,493           64%       5,884           63%       (609)          (9)%
Excess of cost of investments in              1,692           17%       1,635           18%        (57)          (3)%
Other assets                                    690            7%         410            4%       (280)         (41)%
                                           --------     --------     --------     --------
TOTAL ASSETS                                 10,111          100%       9,312          100%       (799)          (8)%
                                           --------     --------     --------     --------
Accrued liabilities                             912            9%       1,320           14%        408           45%
Related parties                                  58            1%         254            3%        195          334%
Accounts payable                                378            4%         388            4%         10            3%
Short-term debt                               4,878           48%       4,480           48%       (397)          (8)%
                                           --------     --------     --------     --------
Total Current Liabilities                     6,226           62%       6,442           69%        216            3%
Noncurrent liabilities                            1            0%           0            0%         (0)          (7)%
                                           --------     --------     --------     --------
TOTAL LIABILITIES                             6,226           62%       6,442           69%        216            3%
                                           --------     --------     --------     --------
Minority interest                               (65)          (1)%        (77)          (1)%       (11)          17%
TOTAL SHAREHOLDERS'EQUITY                     3,950           39%       2,946           32%     (1,004)        n.m.
                                           --------     --------     --------     --------
TOTAL LIABILITIES AND
SHAREHOLDERS'S EQUITY                        10,111          100%       9,312          100%       (799)          (8)%
                                           --------     --------     --------     --------